UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)


                 NEW JERSEY STEEL CORPORATION
               --------------------------------
                       (Name of Issuer)


            Common Stock, par value $.01 per share
            --------------------------------------
                (Title of Class of Securities)


                          646144-10-5
                        ---------------
                         (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------

                      SCHEDULE 13G

CUSIP No. 646144-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Von Roll Holding AG, f/k/a Von Roll Ltd.
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) / /
-----------------------------------------------------------
(3)  SEC USE ONLY
-----------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
-----------------------------------------------------------
NUMBER OF SHARES     (5)  SOLE VOTING POWER
BENEFICIALLY             ---
OWNED BY EACH        --------------------------------------
REPORTING PERSON     (6)  SHARED VOTING POWER
WITH                      ---
                     --------------------------------------
                     (7)  SOLE DISPOSITIVE POWER
                          ---
                     --------------------------------------
                     (8) SHARED DISPOSITIVE POWER
                          ---
-----------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     0 shares
-----------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
-----------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
-----------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)

     CO
-----------------------------------------------------------

ITEM 1.

    (a)  Name of Issuer:

         New Jersey Steel Corporation

    (b)  Address if Issuer's Principal Executive Offices:

         North Crossman Road, Sayreville, New Jersey  08872

ITEM 2.

    (a)  Name of Person Filing:

         Von Roll Holding AG, f/k/a/ Von Roll Ltd.

    (b)  Address of Principal Business Office or, if none,
         Residence:

         CH-4563 Gerlafingen, Switzerland

    (c)  Citizenship:

         Switzerland

    (d)  Title of Class of Securities:

         Common Stock, par value $.01 per share

    (e)  CUSIP Number:

         646144-10-5

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not applicable.

ITEM 4.  Ownership.

         Not applicable.

ITEM 5.  Ownership of Five Percent of Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

ITEM 6.  Ownership More than Five Percent on Behalf of Another
         Person.

         Not Applicable.

ITEM 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company.

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the
         Group.

         Not Applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not Applicable.

ITEM 10. Certification.

         Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1998

                              Von Roll Holding AG


                              BY: /s/ H. Georg Hahnloser
                                 -----------------------------
                                 H. Georg Hahnloser
                                 Chief Operating Officer